UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Director Resignation

On May 19, 2023, Manish Agarwal, a member of the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) resigned from the Board and all committees thereof, effective immediately. Mr. Agarwal resignation was not as a result of any disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

Director Appointment

On May 25, 2023, the Board appointed Ms. Michal Arlosoroff to serve as a director in order to fill the vacancy created by the resignation of Manish Agarwal. Ms. Arlosoroff will serve as a Class I director and as a member of each of the Company’s audit committee, compensation committee and nominating, governance, compliance and sustainability committee. Ms. Arlosoroff will also chair the and nominating, governance, compliance and sustainability committee.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: May 25, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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